UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private
Issuer Pursuant to Rule
13a-16 or 15d-16 of the
Securities Exchange Act
of 1934
For the month of June 2024
Commission File
Number: 001-38283

InflaRx N.V.

Winzerlaer Str. 2
07745 Jena,
Germany
(+49) 3641508180
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F  ☐

INCORPORATION BY REFERENCE

On June 28, 2024, InflaRx N.V. (the “Company”) entered into a Sales Agreement with Leerink Partners LLC, that provides for the sale of the Company’s ordinary shares pursuant to an “at-the-market” offering. A copy of the Sales Agreement is attached hereto as Exhibit 99.1.

Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (File No. 333-273058), and Form S-8 (File No. 333-221656 and 333-240185) of InflaRx N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Sales Agreement, dated as of June 28, 2024, between InflaRx N.V. and Leerink Partners LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.
Date: June 28, 2024
	By:	/s/ Niels Riedemann
Name: Niels Riedemann
Title: Chief Executive Officer